Exhibit 21- Subsidiaries of the Registrant

Name of Subsidiary	Other Names Under Which Subsidiary Conducts Business	State or Other Jurisdiction of Incorporation or Organization

1st Constitution Bank	N/A	New Jersey

1st Constitution Capital Trust I	N/A	Delaware

1st Constitution Capital Trust II	N/A	Delaware

1st Constitution Investment Company of Delaware	N/A	Delaware

FCB Assets Holdings, Inc.	N/A	New Jersey

1st Constitution Title Agency, LLC*	N/A	New Jersey

* Inactive